UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

MYnd Analytics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62857N202

(CUSIP Number)

May 22, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62857N202

1.			NAMES OF REPORTING PERSONS. Pacific Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	763,271

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER	763,271

	8.	SHARED DISPOSITIVE POWER

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 763,271

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% (1)

12.			TYPE OF REPORTING PERSON OO

(1)	Calculated based upon a total of 12,255,572 shares of common stock issued and outstanding as of May 28, 2019, which is the sum of (a) the 9,479,081 shares outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 (filed with the Securities and Exchange Commission on May 13, 2019) and (b) the 2,776,491 shares reported as being issued on May 28, 2019 pursuant to a registered direct offering of common stock.

CUSIP NO. 62857N202

1.			NAMES OF REPORTING PERSONS. Jonathan M. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER	763,271

	7.	SOLE DISPOSITIVE POWER

	8.	SHARED DISPOSITIVE POWER	763,271

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 763,271(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%(2)

12.			TYPE OF REPORTING PERSON IN

(1) These 763,271 shares are held by Pacific Capital Management, LLC, of which JMG Capital Management, Inc. (the “Manager”) serves as the managing member. The Manager is wholly-owned by The Jonathan and Nancy Glaser Family Trust DTD 12/16/1998 (the “Trust”), of which Mr. Glaser is a co-trustee. As such, Mr. Glaser has voting and dispositive power over the 763,271 shares of common stock held by Pacific Capital Management, LLC and may be deemed the beneficial owner of such shares.

(2)       Calculated based upon a total of 12,255,572 shares of common stock issued and outstanding as of May 28, 2019, which is the sum of (a) the 9,479,081 shares outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 (filed with the Securities and Exchange Commission on May 13, 2019) and (b) the 2,776,491 shares reported as being issued on May 28, 2019 pursuant to a registered direct offering of common stock.

CUSIP NO. 62857N202

1.			NAMES OF REPORTING PERSONS. Nancy E. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER

	6.	SHARED VOTING POWER	763,271

	7.	SOLE DISPOSITIVE POWER

	8.	SHARED DISPOSITIVE POWER	763,271

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 763,271(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%(2)

12.			TYPE OF REPORTING PERSON IN

(1) These 763,271 shares are held by Pacific Capital Management, LLC, of which JMG Capital Management, Inc. (the “Manager”) serves as the managing member. The Manager is wholly-owned by The Jonathan and Nancy Glaser Family Trust DTD 12/16/1998 (the “Trust”), of which Mrs. Glaser is a co-trustee. As such, Mrs. Glaser has voting and dispositive power over the 763,271 shares of common stock held by Pacific Capital Management, LLC and may be deemed the beneficial owner of such shares.

(2) Calculated based upon a total of 12,255,572 shares of common stock issued and outstanding as of May 28, 2019, which is the sum of (a) the 9,479,081 shares outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 (filed with the Securities and Exchange Commission on May 13, 2019) and (b) the 2,776,491 shares reported as being issued on May 28, 2019 pursuant to a registered direct offering of common stock.

CUSIP NO.: 62857N202

1.			NAMES OF REPORTING PERSONS. The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	763,271

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	763,271

	8.	SHARED DISPOSITIVE POWER	0

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 763,271(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% (2)

12.			TYPE OF REPORTING PERSON OO

(1)       These 763,271 shares are held by Pacific Capital Management, LLC, of which JMG Capital Management, Inc. (the “Manager”) serves as the managing member. The Manager is wholly-owned by The Jonathan and Nancy Glaser Family Trust DTD 12/16/1998 (the “Trust”), and as such, the Trust has voting and dispositive power over the 763,271 shares of common stock held by Pacific Capital Management, LLC and may be deemed the beneficial owner of such shares.

(2)       Calculated based upon a total of 12,255,572 shares of common stock issued and outstanding as of May 28, 2019, which is the sum of (a) the 9,479,081 shares outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 (filed with the Securities and Exchange Commission on May 13, 2019) and (b) the 2,776,491 shares reported as being issued on May 28, 2019 pursuant to a registered direct offering of common stock.

Item 1(a). Name of Issuer.

MYnd Analytics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

26522 La Alameda, Suite 290

Mission Viejo, CA 92691

Item 2(a). Name of Person Filing.

Pacific Capital Management, LLC
Jonathan M. Glaser
Nancy E. Glaser
The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

Item 2(b). Address of Principal Business Office, or, if None, Residence.

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

Item 2(c). Citizenship.

United States.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

62857N202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019

Pacific Capital Management, LLC

/s/ Jonathan M. Glaser
	By:	JMG Capital Management, Inc., Managing Member
By: Jonathan M. Glaser, Sole Director and President

/s/ Jonathan M. Glaser
Jonathan M. Glaser

/s/ Nancy E. Glaser
Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD
12/16/1998

/s/ Jonathan M. Glaser
	By:	Jonathan M. Glaser, Co-Trustee

/s/ Nancy E. Glaser
	By:	Nancy E. Glaser, Co-Trustee